                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of August, 2002
                                         ------------
                                  AMVESCAP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  NOTIFICATION OF MAJOR INTERESTS IN SHARES
                                -----------------------------------------

AMVESCAP PLC
645872
IMMEDIATE RELEASE  22 AUGUST 2002

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)        Name of company                           AMVESCAP PLC

2)        Name of shareholder having a major interest

                           AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

          NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

                                         -

5)        Number of shares/amount of stock acquired          -

6)        Percentage of issued class                         %

7)        Number of shares/amount of stock disposed          50,000

8)        Percentage of issued class                         0.006%

9)        Class of security                                  25P ORDINARY SHARES

10)       Date of transaction                                20 AUGUST 2002

11)       Date company informed                              22 AUGUST 2002

12)       Total holding following this notification          31,608,896

13)       Total percentage holding of issued class
          following this notification                        3.9996%

14)       Any additional information                         -

15)       Name of contact and telephone number for queries
               ANGELA TULLY
               TEL: 020 7454 3652

16) Name and signature of authorised company official responsible for making this notification

               A. TULLY
               AMVESCAP PLC
               ASSISTANT COMPANY SECRETARY

          Date of Notification       22 AUGUST 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date  22 August, 2002                      By  /s/ ANGELA TULLY
      ---------------                          ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary